

Mail Stop 3030

March 31, 2016

<u>Via E-mail</u>
Mr. Robert D. George
Vice President, Chief Financial Officer and Corporate Development
Esterline Technologies Corporation
500 108th Avenue, N. E.
Bellevue, Washington 98004

      Re: **Esterline Technologies Corporation**
              Form 10-K for the Transition Period November 1, 2014
              to October 2, 2015
              Filed November 25, 2015
              File No. 001-06357

Dear Mr. George:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Transition Period November 1, 2014 to October 2, 2015

Item 8. Financial Statements

Consolidated Statement of Operations, page 43

1.   Your consolidated statement of operations is on page 43 while your consolidated statement of comprehensive income (loss) is on page 48. In future filings, please either report comprehensive income in a single continuous financial statement or in two separate but consecutive financial statements. Please refer to ASC 220-10-45-1 through 45-1B and the examples provided at ASC 220-10-55.

Consolidated Statement of Cash Flows, page 46

2. We note the $16 million gain recognized on release of a non-income tax liability. Please describe to us the facts and circumstances leading to recognition of the gain and explain your basis in GAAP for the accounting treatment.

Note 16. Discontinued Operations, page 74

3. Please tell us whether there were any gains or losses on the sales of Ellipse and PA&E in 2015. In that regard, also tell us whether the $31 million loss recognized in 2015 on assets held for sale in discontinued operations includes gains or losses on disposal of those businesses. Alternatively, explain to us the facts and circumstances leading to the $31 million loss recognized in 2015. Refer to ASC 205-20-45-3 and ASC 205-20-50-1.

4. As a related matter, in the table presented on page 75, tell us whether the amounts shown for operating earnings (loss) include losses on net assets held for sale. If they do not, please tell us why you believe it is appropriate in GAAP to exclude those losses from a measure of operating earnings (loss).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery